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                            November 5, 2020

       Edwin J. Rigaud
       Chief Executive Officer
       Legacy Acquisition Corp.
       1308 Race Street, Suite 200
       Cincinnati, Ohio 45202

                                                        Re: Legacy Acquisition
Corp.
                                                            Definitive
Information Statement on Schedule 14C
                                                            Filed October 30,
2020
                                                            File No. 001-38296

       Dear Mr. Rigaud:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Definitive Information Statement on Schedule 14C filed October 30, 2020

       The Legacy Board of Directors' Reasons for the Business Combination, page 73

   1. We note your response to prior comment 11 and your revised disclosure stating that the
                                                        Board believed the
Closing Share Consideration presented an attractive valuation. Please enhance your disclosure
to explain how the Board determined that the consideration
                                                        presented an attractive
valuation. In this regard, we note your revised disclosure which states that Wells Fargo
assisted the Company by preparing certain financial and valuation information regarding
selected public companies and certain industry related data for consideration by the
Company and that Legacy compared Onyx to category leading
                                                        publicly traded digital
ecommerce companies as well as to automobile replacement part retailers. Revise to
disclose whether the Board considered this information in
                                                        recommending the
transaction and, if so, revise to summarize the financial and valuation information taken into
account.
 Edwin J. Rigaud
Legacy Acquisition Corp.
November 5, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk at (202) 551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.



                                                          Sincerely,
FirstName LastNameEdwin J. Rigaud
                                                          Division of
Corporation Finance
Comapany NameLegacy Acquisition Corp.
                                                          Office of Trade &
Services
November 5, 2020 Page 2
cc:       Penny J. Minna
FirstName LastName